UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Stellus Private Credit BDC

(Name of Subject Company (Issuer))

Stellus Private Credit BDC
(Names of filing Person (Offeror and Issuer))

Shares of Beneficial Interest, Par Value $0.01 per share

(Title of Class of Securities)

Robert T. Ladd

Chief Executive Officer

4400 Post Oak Parkway, Suite 2200

Houston, Texas 77027

(713) 292-5400

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Stephani M. Hildebrandt, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   Third-party tender offer subject to Rule 14d-1.

☒   Issuer tender offer subject to Rule 13e-4.

☐   Going-private transaction subject to Rule 13e-3.

☐   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO and related exhibits included therein filed with the Securities and Exchange Commission on August 3, 2026 (the “Tender Offer”), by Stellus Private Credit BDC, a Delaware statutory trust (the “Company,”  “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to 685,810.313 shares of our issued and outstanding common shares of beneficial interest, par value $0.01 per share (“Shares”).

This Amendment No. 1 is being filed (i) to amend the record date to August 5, 2026 and (ii) to amend the amount of outstanding Shares as of August 5, 2026 to 13,721,863.258.

Except as set forth in this Amendment, all other terms of the Tender Offer, as described in the Original Offer to Purchase and related Letter of Transmittal, remain the same. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4 (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference into this Amendment.

Item 4. Terms of the Transaction

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference into this Amendment.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference into this Amendment.

ITEM 12(b). FILING FEE

Filing Fee Exhibit

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2026

STELLUS PRIVATE CREDIT BDC

By:	/s/ W. Todd Huskinson
	Name:	W. Todd Huskinson
	Title:	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary